SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press Release dated November 15, 2007 of Hutchison Global Communications Limited, the Registrant’s subsidiary in Hong Kong, on being named the Best Partner of International Data Services in Asia Pacific by China Telecommunications Corporation.

1.2	Announcement dated November 20, 2007 regarding termination of the appointment of Amr El-Bayoumi as Alternate Director to Michael John O’Connor, a Non-executive Director of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

For Immediate Release

HGC Named Best Partner of International Data Services in Asia Pacific 2007 by

China Telecom

Hong Kong, 15 November 2007 – Hutchison Global Communications Limited (“HGC” or “the Company”), a wholly-owned subsidiary of Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX), has recently been named the Best Partner of International Data Services in Asia Pacific by China Telecommunications Corporation (“China Telecom”), showcasing HGC’s strength in bringing business opportunities to and creating value for China Telecom which owns the world’s largest fixed-line telephone network. The award is also evident of HGC’s strong partnership with the mainland operator and its instrumental role in bringing novel initiatives to grow with the partner.

During its annual carrier conference at Hainan China, China Telecom announced for the first time the best partner of international data services in Asia Pacific, the US and Europe. Carriers entitled with this recognition are those who scored the highest in the past year in terms of technology innovations, business collaboration and in particular revenue creation. HGC together with ChungHwa Telecom, were the two international carriers in the Asia Pacific region to have garnered this award, among the numerous top tier international carriers in Asia. Winning carriers in the US and Europe are heavyweight international carriers AT&T and Deutsche Telekom respectively.

HGC and China Telecom’s partnership dated back to the beginning of the millenimum when the duo’s networks started to interconnect, offering cost-effective cross border connectivity for enterprises seeking to be connected with fast growing China. The Company built direct telecommunications network links with China Telecom and has since then been bringing robust revenue growth in data services to the mainland operator. The strong partnership between HGC and China Telecom laid a solid foundation for HGC to steer advanced telecom services such as connecting the mainland and Hong Kong with the provision of flexible multi-point to multi-point international Ethernet service through China Telecom’s various gateways.

Andrew Kwok, Vice President—International Business of HGC, said: “A full range of business cooperation between HGC and China Telecom, from the provision of seamless cross geographical area network connectivity to 24-hour monitoring and management services, enables HGC to bring growth to China Telecom and earns us the title of the best partner in international data services in Asia Pacific. As a leading world class international carrier, HGC will continue to create value and expand its service portfolio to boost the growth for its partners and customers.”

- End -

For enquiries:

Ms Mickey Shiu

Tel: +852 2128 3107

Fax: +852 2187 2087

Email: mickeyshiu@htil.com.hk

1

About Hutchison Global Communications Limited

Hutchison Global Communications Limited (“HGC”) owns the largest fibre-to-the-building telecommunications network in Hong Kong. Since its establishment in 1995, it has been fully committed to building its own network infrastructure. With the scalability of its global bandwidth capacities and direct links to networks in Mainland China, HGC provides instant connectivity around the world, including Asia, North America and Europe.

Riding on HGC’s advanced fibre-optic technology, customers enjoy leading-edge services such as Ethernet symmetrical broadband access, corporate data transmission solutions, International Private Leased Circuit services, Internet Protocol Transit services and quality local and overseas call services. Building on its leading presence in Hong Kong, HGC is also establishing a strategic foothold in the global marketplace.

HGC is a wholly-owned subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”). Hutchison Telecom is a leading listed telecommunications operator (SEHK:2332; NYSE:HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about HGC, see www.hgc.com.hk. For more information about Hutchison Telecom, see www.htil.com.

2

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

TERMINATION OF APPOINTMENT OF ALTERNATE DIRECTOR

With effect from 16 November 2007, the appointment of Mr. Amr El-Bayoumi as Alternate Director of Mr. Michael John O’Connor, a Non-executive Director of the Company, had been terminated.

The Board of Directors of Hutchison Telecommunications International Limited (the “Company”) announces that a notice was received from Mr. Michael John O’Connor, a Non-executive Director of the Company, for terminating the appointment of Mr. Amr El-Bayoumi as his Alternate Director with effect from 16 November 2007 as a result of the departure of Mr. El-Bayoumi from the Orascom group.

Save as disclosed above, there are no other matters concerning the termination of appointment of Alternate Director of the Company that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its sincere gratitude to Mr. El-Bayoumi for his valuable contribution to the Company.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 20 November 2007

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)

Mr. Ragy SOLIMAN

(Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

(Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

(Alternate to Mr. Tim Pennington)